PRESS RELEASE	OCTOBER 31, 2024

Largo to Release its Third Quarter 2024 Financial Results on Tuesday, November 12, 2024

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) will release its third quarter 2024 financial results on Tuesday, November 12, 2024. The Company will also host a conference call to discuss its third quarter 2024 results and other updates on Thursday, November 14 at 10:00 a.m. ET.

To join the conference call without operator assistance on the day, you may register and enter your phone number at https://emportal.ink/4eR2Ql8 to receive an instant automated call back.

You may also dial direct to be entered to the call by an operator using the dial-in details provided below.

Conference Call Details
Date:	Thursday, November 14, 2024
Time:	10:00 a.m. ET
Dial-in Number:	Local: +1 416 945-7677
North American Toll Free: +1 888 699-1199
Conference ID:	69391
RapidConnect Link	https://emportal.ink/4eR2Ql8
Replay Number:	Local / International: + 1 289 819-1450
North American Toll Free: +1 (888) 660-6345
Replay Passcode: 69391 #
Website:	To view press releases or any additional financial information, please visit the Investor Resources section of the Company's website at: https://www.largoinc.com/investors/Overview

About Largo

Largo is a globally recognized vanadium company known for its high-quality VPURE® and VPURE+® products, sourced from its Maracás Menchen Mine in Brazil. The Company is currently focused on ramping up production of its ilmenite concentrate plant and is undertaking a strategic evaluation of its U.S.-based clean energy business, including its advanced VCHARGE vanadium battery technology to maximize the value of the organization. Largo's strategic business plan centers on maintaining its position as a leading vanadium supplier with a growth strategy to support a low-carbon future.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

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For further information, please contact:

Investor Relations
Alex Guthrie
Director, Investor Relations
+1.416.861.9778
aguthrie@largoinc.com